Form 40-F
period 2010-12-31
Brigus Gold Corp.
filed 2011-03-31
CIK 938113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number 001-31593

BRIGUS GOLD CORP.
(Exact Name of Registrant as Specified in its Charter)

Yukon Territory, Canada	1040	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial Classification Code)	(I.R.S. Employer
incorporation or organization)		Identification No.)
Purdy’s Wharf Tower II
Suite 2001, 20th Floor
1969 Upper Water Street
Halifax, Nova Scotia
B3J 3R7, Canada
(902) 422-1421

(Address and Telephone Number of Registrant’s Principal Executive Offices)
The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, Delaware 19801 (302) 658-7581
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Stock, no par value	NYSE Amex Equities Exchange
Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form ☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
182,424,828

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes ☒ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

EXPLANATORY NOTE

Brigus Gold Corp. (the “Company” or “Brigus”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include, but are not limited to comments regarding:

•
plans for the development of and production at the Black Fox mine including, without limitation, the timing of the development of, and future production from, the underground mine and Phase 2 open pit at Black Fox;

•
estimates from the Black Fox technical report dated January 6, 2011, including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;

•	timing of delivery of commercial ore from underground mining to the Black Fox mill;
•	timing and costs associated with the completion of capital projects, including the Company’s development of the Black Fox underground mine and the planned expansion of the Black Fox mill;
•	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the 6.5% senior unsecured convertible debentures due March 31, 2016;
•	timing of completion of the engineering study for the possible expansion of the Black Fox mill;
•
the Company’s exploration and development plans, including such plans and financing of such plans for the Company’s Grey Fox, Pike River, Stock Mine, Goldfields, Ixhuatan and Dominican Republic projects;

•	Everton Resources, Inc.’s funding of work programs at the Company’s Dominican Republic projects;
•	liquidity to support operations and debt repayment;
•	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;
•	the establishment and estimates of mineral reserves and resources;
•	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;
•	projected total production costs, cash operating costs and total cash costs;
•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;
•	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Goldfields;
•	timing and issuance of permits;
•	estimates of closure costs and reclamation liabilities;
•	the Company’s ability to obtain financing to fund the Company’s estimated expenditure and capital requirements; and
•	the impact of adoption of new accounting standards.

Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report.  Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations are included under the heading “Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2010 (“AIF”) and the management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2010 (“MD&A”), each of which is included as an exhibit to this report.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements and information.  Factors that could cause or contribute to such differences include, but are not limited to: integrating the business of Linear Gold Corp.; unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; changes in interest and currency exchange rates; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labor disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in this report under the heading “Risk Factors” in the AIF and MD&A and other risks and uncertainties set forth the Company’s periodic report filings with Canadian securities authorities and the U.S. Securities and Exchange Commission (the “SEC”).

Many of these factors are beyond the Company’s ability to control or predict.  These factors are not intended to represent a complete list of the general or specific factors that may affect the Company.  The Company may note additional factors elsewhere in this report and the exhibits hereto.  All forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statement or information.

REPORTING REQUIREMENTS FOR DISCLOSURE OF MINERAL PROPERTIES

Certain information in this Annual Report on Form 40-F and the exhibits hereto concerning our properties and operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in the AIF and MD&A which are included as exhibits to this report are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005 (“CIM Standards”).

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not recognized by the SEC. Pursuant to United States standards as promulgated by the SEC under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence, as to whether it can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of a “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable.  In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures. As such, certain information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC.

NYSE AMEX EQUITIES EXCHANGE CORPORATE GOVERNANCE REQUIREMENTS

The Company’s common shares are listed on the NYSE Amex Equities Exchange (“NYSE Amex”). Section 110 of the NYSE Amex company guide permits it to consider the laws, customs and practices of foreign issuers in relaxing certain of its listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. Any listed company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Vote Requirement:  One significant manner in which our governance practices differ from those followed by U.S. domestic companies pursuant to NYSE Amex standards concerns shareholder approval requirements. Section 713 of the NYSE Amex company guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of the presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under Yukon law or under the rules of the Toronto Stock Exchange unless the transaction results in the issuance of common shares (or securities convertible or exercisable into common shares) equal to 25% or more of the currently issued and outstanding shares of the listed company or a change of control. Furthermore, under certain circumstances, the Toronto Stock Exchange may, pursuant to Section 604(e) of the Toronto Stock Exchange company guide, grant waivers to its shareholder approval requirements where the listed company would suffer financial hardship in complying with such requirements. The conditions under which the Toronto Stock Exchange grants such waivers from its shareholder approval requirements may depart from similar NYSE Amex waivers or exemptions, if any. The Company will seek a waiver from the NYSE Amex’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under Yukon law or under the rules of the Toronto Stock Exchange.

Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14 (f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing is consistent with the laws, customs and practices in Canada.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

CURRENCY, EXCHANGE RATE AND OTHER INFORMATION

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The noon rate of exchange on March 29, 2011 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $1.0245  and the conversion of United States dollars was $1.00 equals Cdn$0.9761.

On June 24, 2010, the Company’s shareholders authorized a 1-for-4 share consolidation of the Company’s common shares (“Share Consolidation”). Immediately prior to the Share Consolidation, 517,565,717 of the Company’s common shares were outstanding.  Upon effectiveness of the Share Consolidation, such shares were consolidated into 129,391,429 common shares.  References to the Company’s common shares in this Annual Report on Form 40-F have been retroactively adjusted to reflect the Share Consolidation.

ANNUAL INFORMATION FORM

The Company’s AIF is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

The Company’s MD&A is filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The Audited Financial Statements, including the reports of the Independent Registered Chartered Accountants with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F. For a reconciliation of material differences between Canadian and United States generally accepted accounting principles, see Note 26 to the Audited Financial Statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or Exchange Act) as of December 31, 2010. This evaluation was conducted under the supervision and with the participation of management, including the Company’s principal executive officer and principal financial officer. Based upon this evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of December 31, 2010, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure.  An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2010, by the Company’s management, including the CEO and CFO.  Excluded from this assessment was Brigus Gold ULC (formerly Linear Gold Corp.) and its subsidiaries (collectively, the “Linear business”), which were acquired by the Company in June 2010.  Registrants are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year if, among other circumstances and factors, there is not adequate time between the consummation date of the acquisition and the assessment date for internal controls.  The Linear business represent 25%, 3% and 0% of the Company’s consolidated total assets, net loss and revenues, respectively, for the year ended December 31, 2010.  Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive officer and principal financial officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Excluded from this assessment was Brigus Gold ULC (formerly Linear Gold Corp.) and its subsidiaries (collectively, the “Linear business”), which were acquired by the Company in June 2010.  Registrants are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year if, among other circumstances and factors, there is not adequate time between the consummation date of the acquisition and the assessment date for internal controls.  The Linear business represent 25%, 3% and 0% of the Company’s consolidated total assets, net loss and revenues, respectively, for the year ended December 31, 2010.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2010, included with the Audited Financial Statements, which are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

During the period covered by this annual report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee of the Board of Directors. The members of the Company’s Audit Committee are identified in the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex Equities Exchange) and are financially literate.  In addition, the Company’s Board of Directors has determined that David W. Peat, chairman of the Audit Committee, is an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K.

CODE OF ETHICS

In 2003, the Company formally adopted a Code of Business Conduct and Ethics and related policies, which sets high standards for ethical behavior throughout the organization. The Code of Business Conduct and Ethics provides the entire organization with the same frame of reference for dealing with sensitive and complex issues such as conflicts of interest, use of information, confidentiality of personal information, confidentiality of business information, corporate opportunities, use of inside information, fair trading, protection and use of company assets, accounting practices, records retention, compliance with laws, rules and regulations, duty to report and consequences.

In addition, in 2004 the Company formally adopted a Code of Ethics (the “Code”) pursuant to Section 406 of Sarbanes Oxley Act of 2022 and the rules and regulations of the NYSE Amex Equities Exchange in order to provide written standards and guidance to the Company’s directors, principal executive officer, principal financial officer, principal accounting officer or controller or those performing similar functions and any “executive officers” (as defined under Rule 16a-1(f) of the Exchange Act of the Company not named above. The purpose of the Code is to promote:

•	honest, and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	compliance with applicable governmental laws, rules and regulations;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company;

•	the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

•	accountability for adherence to the Code.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. The Code is located on its website at www.brigusgold.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP acted as the Company’s independent auditor for fiscal years ended December 31, 2009 and 2010. The following table shows the aggregate fees, all of which were pre-approved by the Audit Committee, billed to the Company for professional services by Deloitte & Touche LLP for the fiscal years 2009 and 2010 (in Cdn$):

	Fiscal 2009	Fiscal 2010
Audit Fees	$480,000	$448,000
Audit-Related Fees	$194,600	$276,000
Tax Fees	$–	$–
All Other Fees	$–	$58,000
Total	$674,600	$782,000

Audit Fees. This category includes the aggregate fees billed for professional services rendered for the audits of the Company’s consolidated financial statements for the fiscal years 2009 and 2010, for the reviews of the financial statements included in the Company’s quarterly reports during the fiscal years 2009 and 2010, and for other services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for the relevant fiscal years.

Audit-Related Fees. This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under “Audit Fees,” and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations, internal control-related matters, and audits of employee benefit plans.

Tax Fees. This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice. Of these amounts, zero dollars was related to tax compliance services for review of federal and state tax returns for both 2009 and 2010.

All Other Fees. This category includes the aggregate fees billed in each of the last two fiscal years for products and services provided by the independent auditors, other than those reported above under “Audit Fees,” “Audit-Related Fees” and “Tax Fees.”

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services and Independent Auditors

The Company’s Audit Committee has established a policy requiring pre-approval of all audit engagement letters and fees for all auditing services (including providing comfort letters in connection with securities underwritings) and all permissible non-audit services performed by the independent auditors. Such services may be approved at a meeting of the Audit Committee or by the Chairman of the Audit Committee, provided that the Chairman presents any such pre-approvals to the Audit Committee at each of its scheduled meetings.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations” contained in Exhibit 99.2 as filed with this Annual Report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2010.*
99.2	Management’s Discussion and Analysis for the year ended December 31, 2010.*
99.3	Annual Financial Statements for the year ended December 31, 2010.*
99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act.*
99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act.*
99.6	Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).*
99.7	Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).*
99.8	Consent of Deloitte & Touche LLP.*
99.9	Consent of Wardrop Engineering Inc., a Tetra Tech Company.*
99.10	Consent of Michael Gabora.*
99.11	Consent of Tim Maunula.*
99.12	Consent of Richard Hope.*
99.13	Consent of Pacifico Corpuz.*
99.14	Consent of Peter Broad.*
99.15	Consent of Philip Bridson.*
99.16	Consent of Marvin Silva.*
99.17	Consent of Karlis Jansons.*
99.18	Consent of Douglas Ramsey.*
99.19	Consent of Charles Tkaczuk.*
99.20	Consent of Andrew MacKenzie.*
99.21	Consent of Richard Allan.*
99.22	Consent of Howard Bird.*
99.23	Consent of John A. Dixon.*
99.24	Consent of Giroux Consultants Ltd.*
99.25	Consent of G. H. Giroux.*

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BRIGUS GOLD CORP., the Registrant

By:	/s/ Melvyn Williams
By: Melvyn Williams Title: Chief Financial Officer and Senior Vice President – Finance and Corporate Development

Date:  March 31, 2011