Form 40-F
period 2011-12-31
Brigus Gold Corp.
filed 2012-03-28
CIK 938113

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number 001-31593

BRIGUS GOLD CORP.

(Exact Name of Registrant as Specified in its Charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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
201,519,178
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes	☐ No

EXPLANATORY NOTE

Brigus Gold Corp. (the “Company” or “Brigus”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include, but are not limited to comments regarding:

•	plans for the development of and production at the Black Fox Mine including, without limitation, the timing of the development of, and future production quantities from, the underground mine and Phase 2 open pit at Black Fox;
•	estimates from the Black Fox technical report dated January 6, 2011 (or other similar technical reports), including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;
•	timing and costs associated with the completion of capital projects, including the Company’s development of the Black Fox underground mine and the planned expansion of the Black Fox Mill;
•	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the 6.5% senior unsecured Convertible Debentures due March 31, 2016;
•	the Company’s exploration and development plans, including such plans and financing of such plans for the Company’s Grey Fox, Pike River, Stock Mine, and Goldfields projects ;
•	the sale of the Huizopa, Ixhuatan and Dominican Republic projects;
•	liquidity to support operations and debt repayment;
•	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;
•	the establishment and estimates of additional mineral reserves and resources;
•	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;
•	projected total production costs, cash operating costs and total cash costs;
•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;
•	future processing capacity of the Black Fox Mine and Mill;
•	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Goldfields;
•	timing and issuance of permits;
•	estimates of closure costs and reclamation liabilities;
•	the Company’s ability to obtain financing to fund future expenditure and capital requirements; and
•	the impact of adoption of new accounting standards.

Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report. Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations are included under the heading “Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2011 (“AIF”) and the management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2011 (“MD&A”), each of which is included as an exhibit to this report.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements and information. Factors that could cause or contribute to such differences include, but are not limited to: unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; changes in interest and currency exchange rates; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labour disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in this report under the heading “Risk Factors” in the AIF and MD&A and other risks and uncertainties set forth the Company’s periodic report filings with Canadian securities authorities and the U.S. Securities and Exchange Commission (the “SEC”).

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

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures. As such, certain information contained in this annual report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC.

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

Shareholder Vote Requirement: One significant manner in which our governance practices differ from those followed by U.S. domestic companies pursuant to NYSE Amex standards concerns shareholder approval requirements. Section 713 of the NYSE Amex company guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of the presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under the rules of the Canadian Business Corporation Act or under the rules of the Toronto Stock Exchange unless the transaction results in the issuance of common shares (or securities convertible or exercisable into common shares) equal to 25% or more of the currently issued and outstanding shares of the listed company or a change of control. Furthermore, under certain circumstances, the Toronto Stock Exchange may, pursuant to Section 604(e) of the Toronto Stock Exchange company guide, grant waivers to its shareholder approval requirements where the listed company would suffer financial hardship in complying with such requirements. The conditions under which the Toronto Stock Exchange grants such waivers from its shareholder approval requirements may depart from similar NYSE Amex waivers or exemptions, if any. The Company will seek a waiver from the NYSE Amex’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Canadian Business Corporation Act or under the rules of the Toronto Stock Exchange.

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

CURRENCY, EXCHANGE RATE AND OTHER INFORMATION

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The noon rate of exchange on March 28, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $1.0016 and the conversion of United States dollars was $1.00 equals Cdn$0.9984.

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

DISCLOSURE CONTROLS AND PROCEDURES

The Company conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or Exchange Act) as of December 31, 2011. This evaluation was conducted under the supervision and with the participation of management, including the Company’s principal executive officer and principal financial officer. Based upon this evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of December 31, 2011, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2011, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive officer and principal financial officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2011, included with the Audited Financial Statements, which are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

During the period covered by this annual report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

During 2011, the Company restated balances within the March 31, 2011 condensed consolidated interim financial statements. Management, with the participation of the Chief Executive Officer and Chief Financial Officer, re-evaluated the effectiveness of internal controls over financial reporting at both December 31, 2010 and March 31, 2011. Based on the reassessment, the Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2010 the internal controls over financial reporting were effective. For the period ended March 31, 2011, they concluded that a deficiency existed which resulted in the restatement of balances during that period but that this did not represent a material weakness and internal controls over financial reporting were effective. During the three months ended June 30, 2011 Management amended procedures related to the accounting for flow-through shares to include procedures to capture all activity associated with flow-through share offerings including the renunciation of tax benefits.

Other than as described above, there have been no significant changes in internal controls over financial reporting during the period ended December 31, 2011 that could have affected or are likely to materially affect the Company’s internal controls over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

In addition, in 2004, the Company formally adopted a Code of Ethics (the “Code”) pursuant to Section 406 of Sarbanes Oxley Act of 2022 and the rules and regulations of the NYSE Amex Equities Exchange in order to provide written standards and guidance to the Company’s directors, principal executive officer, principal financial officer, principal accounting officer or controller or those performing similar functions and any “executive officers” (as defined under Rule 16a-1(f) of the Exchange Act of the Company not named above. The purpose of the Code is to promote:

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP acted as the Company’s independent auditor for fiscal years ended December 31, 2010 and 2011. The following table shows the aggregate fees, all of which were pre-approved by the Audit Committee, billed to the Company for professional services by Deloitte & Touche LLP for the fiscal years 2010 and 2011 (in Cdn$):

	Fiscal 2010	Fiscal 2011
Audit Fees	$697,000	$691,000
Audit-Related Fees	$27,000	$274,000
Tax Fees	$–	$–
All Other Fees	$58,000	$–
Total	$782,000	$965,000

Audit Fees. This category includes the aggregate fees billed for professional services rendered for the audits of the Company’s consolidated financial statements for the fiscal years 2010 and 2011, for the reviews of the financial statements included in the Company’s quarterly reports during the fiscal years 2010 and 2011, and for other services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for the relevant fiscal years.

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

Tax Fees. This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice. Of these amounts, zero dollars was related to tax compliance services for review of federal and state tax returns for both 2010 and 2011.

All Other Fees. This category includes the aggregate fees billed in each of the last two fiscal years for products and services provided by the independent auditors, other than those reported above under “Audit Fees,” “Audit-Related Fees” and “Tax Fees”

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services and Independent Auditors

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

MINE SAFETY DISCLOSURE

Not applicable.

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

EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2011.*
99.2	Management’s Discussion and Analysis for the year ended December 31, 2011.*
99.3	Annual Financial Statements for the year ended December 31, 2011.*
99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act.*
99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act.*
99.6	Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).*
99.7	Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).*
99.8	Consent of Deloitte & Touche LLP.*
99.9	Consent of Tetra Tech WEI Inc.*
99.10	Consent of Michael Gabora.*
99.11	Consent of Tim Maunula.*
99.12	Consent of Richard Hope.*
99.13	Consent of Pacifico Corpuz.*
99.14	Consent of Peter Broad.*
99.15	Consent of Philip Bridson.*
99.16	Consent of Marvin Silva.*
99.17	Consent of Karlis Jansons.*
99.18	Consent of Douglas Ramsey.*
99.19	Consent of Charles Tkaczuk.*
99.20	Consent of Andrew MacKenzie.*
99.21	Consent of Laura Inara Karrei.*
99.22	Consent of Paul J. Daigle.*
99.23	Consent of DMA, Dan Mackie & Associates.*
99.24	Consent of Dan Mackie.*
99.25	Consent of March Consulting Associates Inc.*
99.26	Consent of Kyle Krushelniski.*
99.27	Consent of Clifford Lusby.*
99.28	Consent of EHA Engineering Ltd.*
99.29	Consent of Al Hayden.*
99.30	Consent of Richard Allan.*
99.31	Consent of Howard Bird.*
99.32	Consent of John A. Dixon.*

*	Filed herewith.
10

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BRIGUS GOLD CORP., the Registrant

By:	/s/ Dana Hatfield
By: Dana Hatfield Title: Chief Financial Officer

Date: March 28, 2012

