Form 40-F
period 2012-12-31
Brigus Gold Corp.
filed 2013-03-28
CIK 938113

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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
The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, Delaware 19801 (302) 658-7581
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	NYSE MKT Equities Exchange
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
231,359,942

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include, but are not limited to comments regarding:

•	plans for the development of and production at the Black Fox Mine including, without limitation, the timing of the development of, and future production quantities from, the underground and open pit mines;
•	estimates from the Black Fox technical report dated January 6, 2011, including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;
•	timing and costs associated with the completion of capital projects;
•	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the Senior Secured Notes maturing October 31, 2015 and the 6.5% senior unsecured Convertible Debentures due March 31, 2016
•	the Company’s exploration and development plans for the Company’s Grey Fox, Pike River, Stock Mine, and Goldfields projects;
•	the sale of the Huizopa, Ixhuatán and Dominican Republic projects;
•	liquidity to support operations and debt repayment;
•	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;
•	the establishment and estimates of additional mineral reserves and resources;
•	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;
•	projected total production costs, cash operating costs and total cash costs;

•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;

•	future processing capacity of the Black Fox Mine;

•	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Goldfields;
•	timing and issuance of permits;
•	estimates of closure costs and reclamation liabilities;
•	the Company’s ability to obtain financing to fund future expenditure and capital requirements; and
•	the impact of adoption of new accounting standards.

Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report. Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations are included under the heading “Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2012 (“AIF”) and the management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2012 (“MD&A”), each of which is included as an exhibit to this report.

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

NYSE MKT EQUITIES EXCHANGE CORPORATE GOVERNANCE REQUIREMENTS

The Company’s common shares are listed on the NYSE MKT Equities Exchange (“NYSE MKT”). Section 110 of the NYSE MKT company guide permits it to consider the laws, customs and practices of foreign issuers in relaxing certain of its listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. Any listed company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Vote Requirement: One significant manner in which our governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards concerns shareholder approval requirements. Section 713 of the NYSE MKT company guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of the presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under the rules of the Canadian Business Corporation Act or under the rules of the Toronto Stock Exchange unless the transaction results in the issuance of common shares (or securities convertible or exercisable into common shares) equal to 25% or more of the currently issued and outstanding shares of the listed company or a change of control. Furthermore, under certain circumstances, the Toronto Stock Exchange may, pursuant to Section 604(e) of the Toronto Stock Exchange company guide, grant waivers to its shareholder approval requirements where the listed company would suffer financial hardship in complying with such requirements. The conditions under which the Toronto Stock Exchange grants such waivers from its shareholder approval requirements may depart from similar NYSE MKT waivers or exemptions, if any. The Company will seek a waiver from the NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Canadian Business Corporation Act or under the rules of the Toronto Stock Exchange.

Proxy Delivery Requirement: The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14 (f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing is consistent with the laws, customs and practices in Canada.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

CURRENCY, EXCHANGE RATE AND OTHER INFORMATION

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The noon rate of exchange on March 22, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $0.9780 and the conversion of United States dollars was $1.00 equals Cdn$1.0225.

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

DISCLOSURE CONTROLS AND PROCEDURES

The Company conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or Exchange Act) as of December 31, 2012. This evaluation was conducted under the supervision and with the participation of management, including the Company’s principal executive officer and principal financial officer. Based upon this evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of December 31, 2012, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC. The Company also concluded that its disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2012, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

The Company’s Independent Registered Chartered Accountants have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2012, included with the Audited Financial Statements, which are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

During the period covered by this annual report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

There have been no significant changes in internal controls over financial reporting during the period ended December 31, 2012 that could have affected or are likely to materially affect the Company’s internal controls over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee of the Board of Directors. The members of the Company’s Audit Committee are identified in the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE MKT Equities Exchange) and are financially literate. In addition, the Company’s Board of Directors has determined that David W. Peat, chairman of the Audit Committee, is an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K.

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

In addition, in 2004, the Company formally adopted a Code of Ethics (the “Code”) pursuant to Section 406 of Sarbanes Oxley Act of 2022 and the rules and regulations of the NYSE MKT Equities Exchange in order to provide written standards and guidance to the Company’s directors, principal executive officer, principal financial officer, principal accounting officer or controller or those performing similar functions and any “executive officers” (as defined under Rule 16a-1(f) of the Exchange Act of the Company not named above. The purpose of the Code is to promote:

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company’s independent auditor for fiscal years ended December 31, 2012 and 2012. The following table shows the aggregate fees, all of which were pre-approved by the Audit Committee, billed to the Company for professional services by Deloitte LLP for the fiscal years 2011 and 2012 (in Cdn$):

	Fiscal 2011	Fiscal 2012
Audit Fees	$524,000	$372,000
Audit-Related Fees	$64,000	$65,000
Tax Fees	$–	$–
All Other Fees	$377,000	$54,000
Total	$965,000	$491,000

Audit Fees. This category includes the aggregate fees billed for professional services rendered for the audits of the Company’s consolidated financial statements for the fiscal years 2011 and 2012, for the reviews of the financial statements included in the Company’s quarterly reports during the fiscal years 2011 and 2012, and for other services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for the relevant fiscal years.

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

Tax Fees. This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice. Of these amounts, zero dollars was related to tax compliance services for review of federal and state tax returns for both 2011 and 2012.

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

EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2012.*
99.2	Management’s Discussion and Analysis for the year ended December 31, 2012.*
99.3	Annual Financial Statements for the year ended December 31, 2012.*
99.4	Technical Report on the 147 and Contact Zones of the Black Fox Complex, Ontario, Canada dated October 26, 2012*
99.5	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act.*
99.6	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act.*
99.7	Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).*
99.8	Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).*
99.9	Consent of Deloitte LLP.*
99.10	Consent of Tetra Tech WEI Inc.*
99.11	Consent of Michael Gabora.*
99.12	Consent of Tim Maunula.*
99.13	Consent of Karlis Jansons.*
99.14	Consent of Douglas Ramsey.*
99.15	Consent of John Dixon.*
99.16	Consent of Andrew MacKenzie.*
99.17	Consent of Laura Inara Karrei.*
99.18	Consent of Paul J. Daigle.*
99.19	Consent of DMA, Dan Mackie & Associates.*
99.20	Consent of Dan Mackie.*
99.21	Consent of March Consulting Associates Inc.*
99.22	Consent of Kyle Krushelniski.*
99.23	Consent of Clifford Lusby.*
99.24	Consent of EHA Engineering Ltd.*
99.25	Consent of Alfred S. Hayden.*
99.26	Consent of Howard Bird.*
99.27	Consent of Mike Wereszczynsky.*

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BRIGUS GOLD CORP., the Registrant

By:	/s/ Jon Legatto
By: Jon Legatto Title: Chief Financial Officer

Date: March 27, 2013

